

VIA FACSIMILE AND U.S. MAIL

May 20, 2010

Mr. Edward T. Walters
Chief Financial Officer
Pactiv Corporation
1900 West Field Court
Lake Forest, Illinois 60045

> **RE: Pactiv Corporation**
> **Form 10-K for the Year Ended December 31, 2009**
> **Form 10-Q for the Period Ended March 31, 2010**
> **Definitive Proxy Statement on Schedule 14A filed April 1, 2010**
> **File No. 1-15157**

Dear Mr. Walters:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2009

Item 9A. Controls and Procedures, page 64

1. We note that you state that your disclosure controls and procedures are designed to accomplish only a portion of the functions included in the definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e). In future filings, please state whether the principal executive officer and principal financial officer concluded that the company's disclosure controls and procedures were effective with respect to the entire definition as set forth in Rules 13a-15(e) and 15d-15(e).

Mr. Edward T. Walters
May 20, 2010
Page 2

Exhibit 23

2. Please file an amendment to your Form 10-K to include a currently dated consent from
    Ernst & Young LLP. Refer to Item 601(b)(23)(ii) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A Filed on April 1, 2010

Risk Oversight, page 10

3. We note your disclosure in paragraph (e). We note that you have not included any
    disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for
    your conclusion that disclosure is not necessary and describe the process you undertook
    to reach that conclusion.

Compensation Discussion and Analysis

Annual Incentive Awards, page 15

4. In future filings, please disclose the targets the Committee considers for return on capital
    employed, working capital measures, and health and safety measures in determining
    whether adjustments to the preliminary fund are necessary.

5. We note your disclosure in the first paragraph on page 16 and in the third paragraph on
    page 17. In future filings, please disclose the performance metrics that must be met in
    order to create the pool under the Incentive Compensation Plan.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will
provide us with a response. Please provide us with a response letter that keys your responses to
our comments and provides any requested information. Detailed letters greatly facilitate our
review. Please file your response on EDGAR as a correspondence file. Please understand that
we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Chambre Malone, Attorney, at (202) 551-3262 or, in her absence, Pamela A. Long, Assistant Director, at (202) 551-3760 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief